EXHIBIT 12.1

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date		Fiscal Years
	September 10, 2004	September 12, 2003	2003	2002	2001	2000	1999
Income (loss) from operations before income taxes	$(89)	$(149)	$(243)	$(60)	$50	$63	$193
Add (deduct):
Fixed charges	421	410	609	581	573	528	500
Capitalized interest	(2)	(2)	(2)	(2)	(8)	(8)	(7)
Amortization of capitalized interest	4	4	6	6	8	6	6
Minority interest in consolidated affiliates	3	3	4	8	15	27	21
Net (gains) losses related to certain 50% or less owned affiliate	12	13	22	9	(3)	(27)	(6)
Distributions from equity investments	1	3	3	6	9	1	—
Distributions on preferred limited partner units	(29)	(28)	(37)	(37)	(32)	(20)	(6)

Adjusted earnings	$321	$254	$362	$511	$612	$570	$701

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$357	$347	$523	$495	$487	$453	$442
Capitalized interest	2	2	2	2	8	8	7
Distributions on preferred limited partner units	29	28	37	37	32	20	6
Portion of rents representative of the interest factor	33	33	47	47	46	47	45

Total fixed charges and preferred limited partner unit distributions	$421	$410	$609	$581	$573	$528	$500

Ratio of earnings to fixed charges and preferred limited partner unit distributions	—	—	—	—	1.1	1.1	1.4
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	$(100)	$(156)	$(247)	$(70)	—	—	—